Exhibit 99.2
Shell plc
Three and six month periods ended June 30, 2023
Unaudited Condensed Interim Financial Report

Shell plc            Unaudited Condensed Interim Financial Report            1

SHELL PLC 2nd QUARTER 2023 AND HALF YEAR UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Half year
Q2 2023	Q1 2023	Q2 2022	%¹		Reference	2023	2022	%
3,134	8,709	18,040	-64	Income/(loss) attributable to Shell plc shareholders		11,843	25,156	-53
5,073	9,646	11,472	-47	Adjusted Earnings	A	14,720	20,601	-29
14,435	21,432	23,150	-33	Adjusted EBITDA	A	35,867	42,177	-15
15,130	14,159	18,655	+7	Cash flow from operating activities		29,289	33,470	-12
(3,015)	(4,238)	(6,207)		Cash flow from investing activities		(7,253)	(10,481)
12,116	9,921	12,448		Free cash flow	G	22,037	22,989
5,130	6,501	7,024		Cash capital expenditure	C	11,631	12,088
9,653	9,312	9,547	+4	Operating expenses	F	18,964	19,004	—
9,607	9,293	9,270	+3	Underlying operating expenses	F	18,900	18,526	+2
11.6%	17.2%	14.3%		ROACE on a Net income basis	D	11.6%	14.3%
13.4%	15.9%	12.4%		ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis	D	13.4%	12.4%
40,310	44,224	46,357		Net debt	E	40,310	46,357
17.3%	18.4%	19.3%		Gearing	E	17.3%	19.3%
2,731	2,902	2,898	-6	Total production available for sale (thousand boe/d)		2,816	2,930	-4
0.46	1.26	2.42	-63	Basic earnings per share ($)		1.73	3.34	-48
0.75	1.39	1.54	-46	Adjusted Earnings per share ($)	B	2.15	2.74	-22
0.3310	0.2875	0.2500	+15	Dividend per share ($)		0.6185	0.5000	+24
1.Q2 on Q1 change
Quarter Analysis1
Income attributable to Shell plc shareholders, compared with the first quarter 2023, mainly reflected lower LNG trading and optimisation results, lower realised oil and gas prices, lower refining margins, and lower volumes.
Second quarter 2023 income attributable to Shell plc shareholders also included net impairment charges and reversals of $1.7 billion. These charges are included in identified items amounting to a net loss of $1.6 billion in the quarter. This compares with identified items in the first quarter 2023 which amounted to a net loss of $0.5 billion.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for the above identified items and the cost of supplies adjustment of positive $0.3 billion.
Cash flow from operating activities for the second quarter 2023 was $15.1 billion, and included a working capital inflow of $4.8 billion, and tax payments of $3.8 billion. The working capital inflow mainly reflected lower prices on inventories, initial margin inflow, a decrease in over-the-counter collateral, and other accounts receivable and payable movements.
Cash flow from investing activities for the quarter was an outflow of $3.0 billion, and included capital expenditure of $4.6 billion, net other investing cash inflows of $1.1 billion, and divestment proceeds of $0.5 billion.
Net debt and Gearing: At the end of the second quarter 2023, net debt was $40.3 billion, compared with $44.2 billion at the end of the first quarter 2023. Gearing was 17.3% at the end of the second quarter 2023, compared with 18.4% at the end of the first quarter 2023, mainly driven by net debt reduction.
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Shareholder distributions
Total shareholder distributions in the quarter amounted to $5.6 billion comprising repurchases of shares of $3.6 billion and cash dividends paid to Shell plc shareholders of $2.0 billion. Dividends declared to Shell plc shareholders for the second quarter 2023 amount to $0.3310 per share. Shell has now completed the $4 billion of share buybacks announced in the first quarter 2023 results announcement. Today, Shell announces a share buyback programme of $3 billion which is expected to be completed by the third quarter 2023 results announcement. Subject to Board approval, a share buyback programme of at least $2.5 billion is expected to be announced at the third quarter 2023 results announcement.
Half Year Analysis1
Income attributable to Shell plc shareholders, compared with the first half 2022, reflected lower realised oil and gas prices, lower volumes, and lower refining margins, partly offset by higher Mobility margins.
First half 2023 income attributable to Shell plc shareholders also included net impairment charges and reversals of $2.1 billion which are included in identified items amounting to a net loss of $2.1 billion. This compares with identified items in the first half 2022 which amounted to a net gain of $1.1 billion.
Adjusted Earnings and Adjusted EBITDA2 for the first half 2023 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for identified items and the cost of supplies adjustment of positive $0.8 billion.
Cash flow from operating activities for the first half 2023 was $29.3 billion, and included working capital inflows of $4.1 billion, and tax payments of $6.9 billion.
Cash flow from investing activities for the first half 2023 was an outflow of $7.3 billion and included capital expenditure of $10.8 billion, divestment proceeds of $2.2 billion, and net other investing cash inflows of $1.2 billion.
This announcement, together with supplementary financial and operational disclosure for this quarter, is available at www.shell.com/investors3.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
3.Not incorporated by reference.
SECOND QUARTER 2023 PORTFOLIO DEVELOPMENTS
Integrated Gas
In July 2023, we agreed to sell our participating interest of 35% in Indonesia's Masela Production Sharing Contract to Indonesia’s PT Pertamina Hulu Energi and PETRONAS Masela Sdn. Bhd. The participating interest includes the Abadi gas project.
Upstream
In April 2023, we completed the restart of operations at the Pierce field in the UK North Sea after a major redevelopment to enable gas production, after years of the field producing only oil. Pierce is a joint arrangement between Shell (92.52%) and Ithaca Energy (UK) Limited (7.48%).
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PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million		Half year
Q2 2023	Q1 2023	Q2 2022	%¹		Reference	2023	2022	%
754	2,410	8,103	-69	Segment earnings[2]		3,164	11,183	-72
(1,744)	(2,506)	4,346		Of which: Identified items	A	(4,250)	3,332
2,498	4,917	3,758	-49	Adjusted Earnings²	A	7,415	7,850	-6
4,827	7,482	6,529	-35	Adjusted EBITDA[2]	A	12,309	12,844	-4
3,628	6,286	8,176	-42	Cash flow from operating activities	H	9,914	14,619	-32
1,089	813	919		Cash capital expenditure	C	1,901	1,782
142	138	144	+2	Liquids production available for sale (thousand b/d)		140	132	+6
4,895	4,825	4,642	+1	Natural gas production available for sale (million scf/d)		4,860	4,573	+6
985	970	944	+2	Total production available for sale (thousand boe/d)		978	920	+6
7.17	7.19	7.66	—	LNG liquefaction volumes (million tonnes)		14.35	15.66	-8
16.03	16.97	15.21	-6	LNG sales volumes (million tonnes)		33.00	33.50	-2
1.Q2 on Q1 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
Integrated Gas includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. It includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver these to market. Integrated Gas also includes the marketing, trading and optimisation of LNG, including LNG as a fuel for heavy-duty vehicles.
Quarter Analysis1
Segment earnings, compared with the first quarter 2023, reflected the effect of lower contributions from trading and optimisation due to seasonality and fewer optimisation opportunities and lower realised prices (decrease of $2,413 million), and unfavourable deferred tax movements (decrease of $90 million), partly offset by higher volumes (increase of $55 million).
Second quarter 2023 segment earnings also included net impairment charges and reversals of $1,438 million mainly in North America, and unfavourable movements of $293 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases and sales. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. These unfavourable movements and net impairment charges are part of identified items and compare with the first quarter 2023 which included unfavourable movements of $2,188 million due to the fair value accounting of commodity derivatives and impairment charges of $262 million in Australia.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, and working capital inflows of $208 million, partly offset by tax payments of $1,279 million, and net cash outflows related to derivatives of $201 million.
Total oil and gas production, compared with the first quarter 2023, increased by 2% mainly due to the ramp-up of new fields, and lower maintenance.
Half Year Analysis1
Segment earnings, compared with the first half 2022, reflected the net effect of lower realised prices and higher contributions from trading and optimisation (decrease of $433 million) and lower volumes (decrease of $132 million), partly offset by lower operating expenses (decrease of $82 million).
Half year 2023 segment earnings also included unfavourable movements of $2,481 million due to the fair value accounting of commodity derivatives and net impairment charges and reversals of $1,700 million. These losses are part of identified items and compare with the first half 2022 which included favourable movements of $3,562 million due to the fair value accounting of commodity derivatives, and gains of $780 million from net impairment charges and reversals, partly offset by charges of $387 million due to provisions for onerous contracts.
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Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first half 2023 was primarily driven by Adjusted EBITDA and working capital inflow of $2,329 million, partly offset by net cash outflows related to derivatives of $2,618 million, and tax payments of $2,163 million.
Total oil and gas production, compared with the first half 2022, increased by 6% mainly due to lower maintenance in Pearl GTL, Prelude, Trinidad and Tobago, and ramp-up of new fields in Oman and Canada, partly offset by derecognition of Sakhalin-related volumes and production-sharing contract effects. LNG liquefaction volumes decreased by 8% mainly due to the derecognition of Sakhalin-related volumes.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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UPSTREAM

Quarters				$ million		Half year
Q2 2023	Q1 2023	Q2 2022	%¹		Reference	2023	2022	%
1,586	2,779	6,391	-43	Segment earnings[2]		4,365	9,486	-54
(98)	(21)	1,479		Of which: Identified items	A	(120)	1,124
1,684	2,801	4,912	-40	Adjusted Earnings²	A	4,485	8,362	-46
6,447	8,837	11,167	-27	Adjusted EBITDA[2]	A	15,284	20,144	-24
4,519	5,808	8,110	-22	Cash flow from operating activities	H	10,327	14,074	-27
2,029	1,870	2,858		Cash capital expenditure	C	3,899	4,565
1,283	1,346	1,325	-5	Liquids production available for sale (thousand b/d)		1,314	1,364	-4
2,425	3,078	3,428	-21	Natural gas production available for sale (million scf/d)		2,749	3,517	-22
1,701	1,877	1,917	-9	Total production available for sale (thousand boe/d)		1,788	1,970	-9
1.Q2 on Q1 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
Quarter Analysis1
Segment earnings, compared with the first quarter 2023, mainly reflected lower prices (decrease of $741 million) and lower volumes (decrease of $718 million), partly offset by lower operating expenses (decrease of $116 million) and lower depreciation, depletion and amortisation charges (decrease of $54 million).
Second quarter 2023 segment earnings also included charges of $127 million due to Brazil Oil export tax and a $65 million charge relating to impairments, partly offset by gains of $92 million related to the impact of the strengthening Brazilian real on a deferred tax position. These gains and losses are part of identified items, and compare with the first quarter 2023 which amounted to a net loss of $21 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, and working capital inflows of $772 million, partly offset by tax payments of $2,346 million.
Total production, compared with the first quarter 2023, decreased mainly due to scheduled maintenance and divestments, partly offset by growth from new fields.
Half Year Analysis1
Segment earnings, compared with the first half 2022, mainly reflected lower realised oil and gas prices (decrease of $3,077 million) and lower volumes (reduction of $844 million) mainly as a result of divestments.
First half 2023 segment earnings also included charges of $176 million from impairments, and charges of $127 million relating to Brazil Oil export tax, partly offset by gains of $140 million related to the impact of the strengthening Brazilian real on a deferred tax position. These gains and losses are part of identified items, and compare with the first half 2022 which included a net gain from impairments and impairment reversals of $1,285 million, partly offset by unfavourable movements of $346 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first half 2023 was primarily driven by Adjusted EBITDA, partly offset by tax payments of $4,364 million and the timing impact of dividends from joint ventures and associates of $486 million.
Total production, compared with the first half 2022, decreased mainly due to the impact of divestments, partly offset by growth from new fields.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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MARKETING

Quarters				$ million		Half year
Q2 2023	Q1 2023	Q2 2022	%¹		Reference	2023	2022	%
970	1,137	836	-15	Segment earnings²		2,107	1,000	+111
76	262	85		Of which: Identified items	A	338	(487)
894	874	751	+2	Adjusted Earnings²	A	1,768	1,488	+19
1,604	1,578	1,452	+2	Adjusted EBITDA[2]	A	3,181	2,775	+15
1,412	1,086	(454)	+30	Cash flow from operating activities	H	2,498	(984)	+354
670	2,685	1,620		Cash capital expenditure	C	3,355	2,092
2,607	2,446	2,515	+7	Marketing sales volumes (thousand b/d)		2,527	2,444	+3
1.Q2 on Q1 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Marketing segment comprises the Mobility, Lubricants, and Sectors & Decarbonisation businesses. The Mobility business operates Shell’s retail network including electric vehicle charging services. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors & Decarbonisation business sells fuels, speciality products and services including low-carbon energy solutions to a broad range of commercial customers including the aviation, marine, commercial road transport and agricultural sectors.
Quarter Analysis1
Segment earnings, compared with the first quarter 2023, reflected higher Marketing margins (increase of $153 million) mainly driven by seasonal effects and improved unit margins in Mobility, partly offset by lower margins in Lubricants and Sectors & Decarbonisation. The second quarter 2023 also included lower taxes (decrease of $41 million). These net gains were partly offset by higher operating expenses (increase of $173 million).
Second quarter 2023 segment earnings also included a gain of $88 million related to indirect tax credits. This gain is part of identified items, and compares with the first quarter 2023 which included a gain of $210 million related to similar indirect tax credits.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, and the timing of payments relating to emissions and biofuel programmes of $103 million. These inflows were partly offset by tax payments of $169 million, working capital outflows of $83 million, and non-cash cost-of-sales (CCS) adjustments of $54 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the first quarter 2023, increased mainly due to seasonal effects.
Half Year Analysis1
Segment earnings, compared with the first half 2022, reflected higher Marketing margins (increase of $830 million) due to higher volumes in Mobility and Aviation and higher margins in Lubricants and Sectors & Decarbonisation. These were partly offset by higher operating expenses (increase of $363 million) including the impact of higher volumes, and higher depreciation charges (increase of $95 million).
First half 2023 segment earnings also included gains of $298 million related to indirect tax credits, and favourable movements of $58 million due to the fair value accounting of commodity derivatives. These gains are part of identified items and compare with the first half 2022 which included losses of $230 million from net impairments and reversals, net losses of $98 million related to the sale of assets, provisions for onerous contracts of $62 million, provisions for expected credit losses of $57 million and unfavourable movements of $42 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first half 2023 was primarily driven by Adjusted EBITDA, the timing of payments relating to emissions and biofuel programmes of $189 million, and dividends from joint ventures and associates of $106 million. These inflows were partly offset by working capital outflows of $438 million, tax payments of $240 million and non-cash cost-of-sales (CCS) adjustments of $210 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the first half 2022, increased mainly due to Mobility asset acquisitions and improved demand in Aviation.
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1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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CHEMICALS AND PRODUCTS

Quarters				$ million		Half year
Q2 2023	Q1 2023	Q2 2022	%¹		Reference	2023	2022	%
349	1,799	2,131	-81	Segment earnings²		2,148	3,203	-33
(100)	22	96		Of which: Identified items	A	(78)	1
450	1,777	2,035	-75	Adjusted Earnings²	A	2,226	3,203	-30
1,300	3,050	3,184	-57	Adjusted EBITDA[2]	A	4,350	5,191	-16
2,110	2,290	2,728	-8	Cash flow from operating activities	H	4,401	6,402	-31
669	613	1,226		Cash capital expenditure	C	1,281	2,224
1,335	1,413	1,342	-6	Refinery processing intake (thousand b/d)		1,374	1,370	—
1,466	1,706	1,596	-14	Refining & Trading sales volumes (thousand b/d)		1,585	1,597	-1
2,828	2,831	3,054	—	Chemicals sales volumes (thousand tonnes)		5,658	6,384	-11
1.Q2 on Q1 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the Pipeline business, Trading of crude oil, oil products and petrochemicals, and Oil Sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
Quarter Analysis1
Segment earnings, compared with the first quarter 2023, reflected lower Products margins (decrease of $1,099 million) mainly driven by lower refining margins and lower contributions from trading and optimisation, and lower Chemicals margins (decrease of $80 million) including weaker demand and lower income from joint ventures and associates. Segment earnings also reflected higher operating expenses (increase of $122 million) due to higher maintenance spend and provisions for site restoration.
Second quarter 2023 segment earnings also included impairment charges of $76 million. These losses are part of identified items, and compare with the first quarter 2023 which included favourable movements of $134 million due to the fair value accounting of commodity derivatives, and impairment charges of $72 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. In the second quarter 2023, Chemicals had negative adjusted earnings of $468 million and Products had positive adjusted earnings of $917 million.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, working capital inflows of $679 million, the timing of payments relating to emissions and biofuel programmes of $574 million, and dividends from joint ventures and associates of $112 million. These inflows were partly offset by non-cash cost-of-sales (CCS) adjustments of $376 million, cash outflows relating to commodity derivatives of $206 million, and tax payments of $113 million.
Chemicals manufacturing plant utilisation was 70% compared with 71% in the first quarter 2023.
Refinery utilisation was 85% compared with 91% in the first quarter 2023 due to higher planned and unplanned maintenance.
Half Year Analysis1
Segment earnings, compared with the first half 2022, reflected lower Products margins (decrease of $773 million) mainly driven by lower refining margins, as well as higher depreciation charges (increase of $286 million) and higher operating expenses (increase of $129 million).
First half 2023 segment earnings also included impairment charges of $148 million, and favourable movements of $137 million related to the fair value accounting of commodity derivatives. These gains and losses are part of identified items, and compare with the first half 2022 which included gains of $172 million related to the sale of assets, gains of $94 million related to the remeasurement of redundancy and restructuring costs, unfavourable movements of $159 million related to the fair value accounting of commodity derivatives, and impairment charges of $87 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. In the first half 2023, Chemicals had negative adjusted earnings of $801 million and Products had positive adjusted earnings of $3,027 million.
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Cash flow from operating activities for the first half 2023 was primarily driven by Adjusted EBITDA, cash inflows relating to commodity derivatives of $607 million, the timing of payments relating to emissions and biofuel programmes of $380 million, and dividends from joint ventures and associates of $101 million. These inflows were partly offset by non-cash cost-of-sales (CCS) adjustments of $880 million, tax payments of $263 million and working capital outflows of $125 million.
Chemicals manufacturing plant utilisation was 71% compared with 82% in the first half 2022, mainly due to economic optimisation in the first half 2023.
Refinery utilisation was 88% compared with 82% in the first half 2022, due to lower planned maintenance partly offset by portfolio activities.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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RENEWABLES AND ENERGY SOLUTIONS

Quarters				$ million		Half year
Q2 2023	Q1 2023	Q2 2022	%¹		Reference	2023	2022	%
530	2,200	(173)	-76	Segment earnings[2]		2,729	(1,709)	+260
301	1,810	(898)		Of which: Identified items	A	2,112	(2,778)
228	389	725	-41	Adjusted Earnings[2]	A	617	1,069	-42
438	668	1,013	-35	Adjusted EBITDA[2]	A	1,106	1,534	-28
3,192	1,091	(558)	+193	Cash flow from operating activities	H	4,283	(1,017)	+521
556	440	321		Cash capital expenditure	C	996	1,307
67	68	54	-2	External power sales (terawatt hours)[3]		135	110	+23
172	221	188	-22	Sales of pipeline gas to end-use customers (terawatt hours)[4]		393	445	-12
1.Q2 on Q1 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
3.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
4.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
Renewables and Energy Solutions includes renewable power generation, the marketing and trading and optimisation of power and pipeline gas, as well as carbon credits, and digitally enabled customer solutions. It also includes the production and marketing of hydrogen, development of commercial carbon capture and storage hubs, investment in nature-based projects that avoid or reduce carbon emissions, and Shell Ventures, which invests in companies that work to accelerate the energy and mobility transformation.
Quarter Analysis1
Segment earnings, compared with the first quarter 2023, reflected higher operating expenses (increase of $99 million), and lower margins (decrease of $75 million) mainly from trading and optimisation results in the Americas due to seasonally lower demand and decreased volatility, partly offset by lower taxes (decrease of $63 million).
Second quarter 2023 segment earnings also included favourable movements of $310 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. These favourable movements are part of identified items and compare with the first quarter 2023 which included favourable movements of $1,815 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by working capital inflows of $2,958 million, and Adjusted EBITDA, partly offset by net cash outflows related to derivatives of $170 million, and tax payments of $86 million.
Half Year Analysis1
Segment earnings, compared with the first half 2022, reflected higher operating expenses (increase of $207 million), and lower margins (decrease of $170 million) mainly from trading and optimisation results for gas and power in the Americas and Australia, partly offset by Marketing in Europe.
Half year 2023 segment earnings also included favourable movements of $2,125 million due to the fair value accounting of commodity derivatives. These favourable movements are part of identified items and compare with the first half 2022 which included unfavourable movements of $2,778 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first half 2023 was primarily driven by working capital inflows of $3,505 million, and Adjusted EBITDA, partly offset by net cash outflows related to derivatives of $313 million.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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Additional Growth Measures

Quarters					Half year
Q2 2023	Q1 2023	Q2 2022	%¹		2023	2022	%
				Renewable power generation capacity (gigawatt):
2.5	2.3	0.5	+6	– In operation[2]	2.5	0.5	+413
4.6	4.0	2.4	+14	– Under construction and/or committed for sale[3]	4.6	2.4	+89
1.Q2 on Q1 change
2.Shell's equity share of renewable generation capacity post commercial operation date. It excludes Shell's equity share of associates where information cannot be obtained and prior period comparatives have been revised accordingly.
3.Shell's equity share of renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA). It excludes Shell's equity share of associates where information cannot be obtained and prior period comparatives have been revised accordingly.

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CORPORATE

Quarters			$ million		Half year
Q2 2023	Q1 2023	Q2 2022		Reference	2023	2022
(701)	(1,064)	(529)	Segment earnings[1]		(1,765)	(1,264)
(48)	(24)	97	Of which: Identified items	A	(72)	(90)
(654)	(1,039)	(626)	Adjusted Earnings[1]	A	(1,693)	(1,174)
(180)	(183)	(197)	Adjusted EBITDA[1]	A	(363)	(310)
269	(2,403)	652	Cash flow from operating activities	H	(2,134)	375
1.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Corporate segment covers the non-operating activities supporting Shell, comprising Shell’s holdings and treasury organisation, its self-insurance activities and its headquarters and central functions. All finance expense and income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.
Quarter Analysis1
Segment earnings, compared with the first quarter 2023, reflected favourable movements in tax credits and lower net interest expense.
Adjusted EBITDA2 was in line with the previous quarter.
Half Year Analysis1
Segment earnings, compared with the first half 2022, reflected unfavourable movements in tax credits and unfavourable currency exchange rate effects.
Adjusted EBITDA2 was mainly driven by unfavourable currency exchange rate effects.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
OUTLOOK FOR THE THIRD QUARTER 2023
Cash capital expenditure range for the full year has been lowered and is expected to be within $23 - 26 billion.
Integrated Gas production is expected to be approximately 870 - 930 thousand boe/d. LNG liquefaction volumes are expected to be approximately 6.3 - 6.9 million tonnes. Production and LNG liquefaction outlook reflects scheduled maintenance (including Prelude and Trinidad and Tobago).
Upstream production is expected to be approximately 1,600 - 1,800 thousand boe/d. Production outlook reflects scheduled maintenance across the portfolio.
Marketing sales volumes are expected to be approximately 2,450 - 2,950 thousand b/d.
Refinery utilisation is expected to be approximately 82% - 90%. Chemicals manufacturing plant utilisation is expected to be approximately 67% - 75%.
Corporate Adjusted Earnings are expected to be a net expense of approximately $500 - $700 million in the third quarter 2023 and a net expense of approximately $2,400 - $2,800 million for the full year 2023. This excludes the impact of hedge effectiveness and currency exchange rate effects.
FORTHCOMING EVENTS
Third quarter 2023 results and dividends are scheduled to be announced on November 2, 2023.
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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
74,578	86,959	100,059	Revenue[1]	161,538	184,263
629	1,581	2,031	Share of profit/(loss) of joint ventures and associates	2,210	1,728
813	481	993	Interest and other income/(expenses)[2]	1,294	257
76,020	89,021	103,083	Total revenue and other income/(expenses)	165,041	186,247
51,492	57,502	66,658	Purchases	108,994	122,315
6,041	6,008	6,359	Production and manufacturing expenses	12,049	12,389
3,314	3,051	2,924	Selling, distribution and administrative expenses	6,365	6,163
297	253	264	Research and development	550	452
444	404	370	Exploration	847	639
7,872	6,285	(348)	Depreciation, depletion and amortisation[2]	14,157	5,947
1,211	1,165	695	Interest expense	2,375	1,406
70,671	74,667	76,923	Total expenditure	145,339	149,311
5,348	14,354	26,160	Income/(loss) before taxation	19,702	36,936
2,195	5,582	7,922	Taxation charge/(credit)	7,776	11,379
3,154	8,772	18,238	Income/(loss) for the period¹	11,926	25,557
20	64	198	Income/(loss) attributable to non-controlling interest	83	401
3,134	8,709	18,040	Income/(loss) attributable to Shell plc shareholders	11,843	25,156
0.46	1.26	2.42	Basic earnings per share ($)[3]	1.73	3.34
0.46	1.25	2.40	Diluted earnings per share ($)[3]	1.71	3.31
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3.    See Note 3 “Earnings per share”.
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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
3,154	8,772	18,238	Income/(loss) for the period	11,926	25,557
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(267)	553	(2,644)	– Currency translation differences	286	(2,385)
(7)	18	(24)	– Debt instruments remeasurements	12	(65)
100	(180)	(98)	– Cash flow hedging gains/(losses)	(80)	169
8	(52)	211	– Net investment hedging gains/(losses)	(44)	261
(53)	(2)	9	– Deferred cost of hedging	(55)	222
(10)	(35)	(22)	– Share of other comprehensive income/(loss) of joint ventures and associates	(46)	168
(229)	302	(2,567)	Total	73	(1,630)
			Items that are not reclassified to income in later periods:
(24)	(32)	5,712	– Retirement benefits remeasurements	(55)	7,430
16	8	(457)	– Equity instruments remeasurements	23	(433)
(24)	(8)	36	– Share of other comprehensive income/(loss) of joint ventures and associates	(32)	(38)
(32)	(33)	5,291	Total	(65)	6,959
(261)	269	2,724	Other comprehensive income/(loss) for the period	8	5,330
2,893	9,041	20,962	Comprehensive income/(loss) for the period	11,934	30,887
(15)	84	327	Comprehensive income/(loss) attributable to non-controlling interest	68	545
2,908	8,958	20,635	Comprehensive income/(loss) attributable to Shell plc shareholders	11,866	30,342

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	June 30, 2023	December 31, 2022
Assets
Non-current assets
Goodwill[1]	17,655	16,039
Other intangible assets	8,642	9,662
Property, plant and equipment	197,177	198,642
Joint ventures and associates	24,434	23,864
Investments in securities	3,431	3,362
Deferred tax[1]	6,238	7,815
Retirement benefits	10,398	10,200
Trade and other receivables	6,031	6,920
Derivative financial instruments²	541	582
	274,547	277,086
Current assets
Inventories	26,975	31,894
Trade and other receivables	52,383	66,510
Derivative financial instruments²	15,616	24,437
Cash and cash equivalents	45,094	40,246
	140,068	163,087
Assets classified as held for sale[1]	417	2,851
	140,486	165,938
Total assets	415,033	443,024
Liabilities
Non-current liabilities
Debt	72,252	74,794
Trade and other payables	4,440	3,432
Derivative financial instruments²	3,080	3,563
Deferred tax[1]	15,955	16,186
Retirement benefits	7,491	7,296
Decommissioning and other provisions	23,592	23,845
	126,810	129,116
Current liabilities
Debt	12,114	9,001
Trade and other payables	63,996	79,357
Derivative financial instruments²	12,513	23,779
Income taxes payable	4,462	4,869
Decommissioning and other provisions	3,037	2,910
	96,123	119,916
Liabilities directly associated with assets classified as held for sale[1]	6	1,395
	96,129	121,311
Total liabilities	222,939	250,427
Equity attributable to Shell plc shareholders	190,461	190,472
Non-controlling interest[1]	1,633	2,125
Total equity	192,094	192,597
Total liabilities and equity	415,033	443,024
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
2.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

Shell plc            Unaudited Condensed Interim Financial Report            16

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2023	584	(726)	21,132	169,482	190,472	2,125	192,597
Comprehensive income/(loss) for the period	—	—	24	11,842	11,866	68	11,934
Transfer from other comprehensive income	—	—	(121)	121	—	—	—
Dividends³	—	—	—	(4,014)	(4,014)	(585)	(4,599)
Repurchases of shares[4]	(22)	—	22	(8,054)	(8,054)	—	(8,054)
Share-based compensation	—	500	(203)	(105)	192	—	192
Other changes	—	—	—	1	1	24	25
At June 30, 2023	562	(227)	20,854	169,272	190,461	1,633	192,094
At January 1, 2022	641	(610)	18,909	153,026	171,966	3,360	175,326
Comprehensive income/(loss) for the period	—	—	5,186	25,156	30,342	545	30,887
Transfer from other comprehensive income	—	—	13	(13)	—	—	—
Dividends[3]	—	—	—	(3,680)	(3,680)	(110)	(3,790)
Repurchases of shares[4]	(27)	—	27	(8,544)	(8,544)	—	(8,544)
Share-based compensation	—	427	(137)	175	465	—	465
Other changes	—	—	—	(49)	(49)	3	(47)
At June 30, 2022	614	(184)	23,998	166,072	190,500	3,799	194,299
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.

Shell plc            Unaudited Condensed Interim Financial Report            17

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
5,348	14,354	26,160	Income before taxation for the period	19,702	36,936
			Adjustment for:
612	664	551	– Interest expense (net)	1,276	1,150
7,872	6,285	(348)	– Depreciation, depletion and amortisation[1]	14,157	5,947
204	236	189	– Exploration well write-offs	440	268
(53)	(45)	(334)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(98)	(527)
(629)	(1,581)	(2,031)	– Share of (profit)/loss of joint ventures and associates	(2,210)	(1,728)
884	896	1,245	– Dividends received from joint ventures and associates	1,780	2,171
1,171	4,217	(6,833)	– (Increase)/decrease in inventories	5,389	(11,747)
8,289	5,943	(4,066)	– (Increase)/decrease in current receivables	14,231	(14,071)
(4,619)	(10,932)	6,656	– Increase/(decrease) in current payables	(15,552)	14,150
(907)	(2,336)	(1,779)	– Derivative financial instruments	(3,244)	1,716
14	15	123	– Retirement benefits	30	370
(236)	(84)	571	– Decommissioning and other provisions	(320)	562
954	(330)	1,706	– Other[1]	624	3,582
(3,773)	(3,144)	(3,155)	Tax paid	(6,917)	(5,310)
15,130	14,159	18,655	Cash flow from operating activities	29,289	33,470
(4,614)	(6,161)	(6,677)	Capital expenditure	(10,774)	(10,914)
(436)	(307)	(264)	Investments in joint ventures and associates	(743)	(1,019)
(80)	(33)	(83)	Investments in equity securities	(114)	(156)
362	1,479	783	Proceeds from sale of property, plant and equipment and businesses	1,841	1,340
100	257	51	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	357	190
18	2	4	Proceeds from sale of equity securities	20	16
522	448	160	Interest received	970	252
1,908	700	293	Other investing cash inflows[1]	2,607	1,046
(794)	(623)	(474)	Other investing cash outflows	(1,417)	(1,236)
(3,015)	(4,238)	(6,207)	Cash flow from investing activities	(7,253)	(10,481)
(186)	(86)	640	Net increase/(decrease) in debt with maturity period within three months	(272)	772
			Other debt:
362	415	35	– New borrowings	777	135
(1,774)	(1,453)	(2,531)	– Repayments	(3,228)	(5,072)
(1,158)	(869)	(1,090)	Interest paid	(2,027)	(1,747)
(152)	200	(828)	Derivative financial instruments	48	(1,311)
2	(30)	2	Change in non-controlling interest	(27)	5
			Cash dividends paid to:
(1,983)	(2,029)	(1,851)	– Shell plc shareholders	(4,013)	(3,802)
(575)	(10)	(63)	– Non-controlling interest	(585)	(110)
(3,624)	(4,291)	(5,541)	Repurchases of shares	(7,915)	(9,013)
86	(232)	78	Shares held in trust: net sales/(purchases) and dividends received	(146)	(25)
(9,003)	(8,385)	(11,150)	Cash flow from financing activities	(17,388)	(20,168)
(93)	293	(688)	Effects of exchange rate changes on cash and cash equivalents	199	(822)
3,020	1,829	609	Increase/(decrease) in cash and cash equivalents	4,848	1,999
42,074	40,246	38,360	Cash and cash equivalents at beginning of period	40,246	36,970
45,094	42,074	38,970	Cash and cash equivalents at end of period	45,094	38,970
1. See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and adopted by the UK, and on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 237 to 307) for the year ended December 31, 2022 as filed with the Registrar of Companies for England and Wales and the Autoriteit Financiële Markten (the Netherlands) and Form 20-F (pages 216 to 287) for the year ended December 31, 2022 as filed with the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Interim Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2022 were published in Shell's Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
On consolidation, assets and liabilities of non-dollar entities are translated to dollars at period-end rates of exchange, while their statements of income, other comprehensive income and cash flows are translated at average rates. Until the end of 2022 this translation was performed at quarterly average rates. As from January 1, 2023 this translation is performed at monthly average rates. This change had no significant impact on Shell's financial reporting.
New standards adopted in 2023
IFRS 17 Insurance contracts (IFRS 17) as issued in 2017, with amendments published in 2020 and 2021, was adopted as from January 1, 2023. The adoption of IFRS 17 had no significant effect on Shell's financial reporting.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income taxes (IAS 12)), published in May 2021, was adopted as from January 1, 2023. The adoption of these amendments had no significant effect on Shell's financial reporting.
International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12) as issued on May 23, 2023, was adopted as from that date. The amendments to IAS 12 introduce a temporary mandatory relief from accounting for deferred tax that arises from legislation implementing OECD Pillar Two. On June 20, 2023, the United Kingdom substantively enacted Pillar Two. As required by the amendments to IAS 12, Shell has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Going concern
These unaudited Condensed Consolidated Interim Financial Statements have been prepared on the going concern basis of accounting. In assessing the appropriateness of the going concern assumption over the period to December 31, 2024 (the ‘going concern period’), management have stress tested Shell’s most recent financial projections to incorporate a range of potential future outcomes by considering Shell’s principal risks, potential downside pressures on commodity prices and long-term demand, and cash preservation measures, including reduced capital expenditure and shareholder distributions. This assessment confirmed that Shell has adequate cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due in order to continue its operations during the going concern period. Therefore, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these unaudited Condensed Consolidated Interim Financial Statements.
Key accounting considerations, significant judgements and estimates
Future long-term commodity price assumptions and management’s view on the future development of refining margins represent a significant estimate. Future long-term commodity price assumptions were subject to change in the second quarter 2023 (see Note 7).
The discount rate applied in assessing value in use represents a significant estimate. The discount rate applied was subject to change in the second quarter 2023 (see Note 7).
2.    Segment information
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after
Shell plc            Unaudited Condensed Interim Financial Report            19

making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.
INFORMATION BY SEGMENT

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
			Third-party revenue
7,938	10,932	12,403	Integrated Gas	18,869	26,477
1,533	2,062	2,253	Upstream	3,595	3,784
26,573	26,280	34,121	Marketing	52,853	60,257
28,656	32,056	39,793	Chemicals and Products	60,712	73,213
9,866	15,619	11,477	Renewables and Energy Solutions	25,485	20,503
12	12	12	Corporate	24	28
74,578	86,959	100,059	Total third-party revenue[1]	161,538	184,263
			Inter-segment revenue
2,940	3,534	4,176	Integrated Gas	6,474	7,708
8,859	11,146	13,951	Upstream	20,005	25,892
123	163	153	Marketing	286	254
508	565	718	Chemicals and Products	1,073	1,385
771	1,475	1,522	Renewables and Energy Solutions	2,246	2,764
—	—	—	Corporate	—	—
			CCS earnings
754	2,410	8,103	Integrated Gas	3,164	11,183
1,586	2,779	6,391	Upstream	4,365	9,486
970	1,137	836	Marketing	2,107	1,000
349	1,799	2,131	Chemicals and Products	2,148	3,203
530	2,200	(173)	Renewables and Energy Solutions	2,729	(1,709)
(701)	(1,064)	(529)	Corporate	(1,765)	(1,264)
3,488	9,262	16,759	Total CCS earnings	12,749	21,899
1.Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Second quarter 2023 included income of $4,247 million (first quarter 2023: $4,809 million income; second quarter 2022: $3,477 million income). This amount includes both the reversal of prior gains of $27 million (first quarter 2023: $1,369 million gains; second quarter 2022: $2,094 million losses) related to sales contracts and prior losses of $88 million (first quarter 2023: $772 million losses; second quarter 2022: $1,982 million gains) related to purchase contracts that were previously recognised and where physical settlement took place in the second quarter 2023.
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RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
3,134	8,709	18,040	Income/(loss) attributable to Shell plc shareholders	11,843	25,156
20	64	198	Income/(loss) attributable to non-controlling interest	83	401
3,154	8,772	18,238	Income/(loss) for the period	11,926	25,557
			Current cost of supplies adjustment:
383	647	(1,929)	Purchases	1,030	(4,723)
(96)	(171)	496	Taxation	(267)	1,178
47	13	(46)	Share of profit/(loss) of joint ventures and associates	60	(114)
334	489	(1,479)	Current cost of supplies adjustment	823	(3,659)
			Of which:
326	481	(1,363)	Attributable to Shell plc shareholders	807	(3,453)
8	8	(116)	Attributable to non-controlling interest	16	(205)
3,488	9,262	16,759	CCS earnings	12,749	21,899
			Of which:
3,460	9,190	16,677	CCS earnings attributable to Shell plc shareholders	12,650	21,703
27	72	82	CCS earnings attributable to non-controlling interest	99	196
3.    Earnings per share
EARNINGS PER SHARE

Quarters				Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
3,134	8,709	18,040	Income/(loss) attributable to Shell plc shareholders ($ million)	11,843	25,156

			Weighted average number of shares used as the basis for determining:
6,793.4	6,918.9	7,453.2	Basic earnings per share (million)	6,855.8	7,527.7
6,854.2	6,982.1	7,518.5	Diluted earnings per share (million)	6,917.8	7,589.6
4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares			Nominal value ($ million)
	A	B	Ordinary shares	A	B	Ordinary shares	Total
At January 1, 2023			7,003,503,393			584	584
Repurchases of shares			(268,292,487)			(22)	(22)
At June 30, 2023			6,735,210,906			562	562
At January 1, 2022	4,101,239,499	3,582,892,954		345	296		641
Repurchases of shares before assimilation	—	(34,106,548)		—	(3)		(3)
Assimilation of ordinary A and B shares into ordinary shares on January 29, 2022	(4,101,239,499)	(3,548,786,406)	7,650,025,905	(345)	(293)	638	—
Repurchases of B shares on January 27 and 28, 2022, cancelled as ordinary shares on February 2 and 3, 2022			(507,742)			—	—
Repurchases of shares after assimilation			(294,476,534)			(25)	(25)
At June 30, 2022			7,355,041,629			614	614
1. Share capital at December 31, 2022, also included 50,000 issued and fully paid sterling deferred shares of £1 each, which were redeemed on March 27, 2023. Upon redemption, the sterling deferred shares were treated as cancelled and the
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Company's issued share capital was reduced by the nominal value of the shares redeemed in accordance with section 688 of the UK Companies Act 2006.
On January 29, 2022, as part of the simplification announced on December 20, 2021, the Company's A shares and B shares assimilated into a single line of ordinary shares. This is reflected in the above table.
At Shell plc’s Annual General Meeting on May 23, 2023, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of approximately €161 million (representing approximately 2,307 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 22, 2024, or the end of the Annual General Meeting to be held in 2024, unless previously renewed, revoked or varied by Shell plc in a general meeting.
5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2023	37,298	154	196	1,140	(17,656)	21,132
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	24	24
Transfer from other comprehensive income	—	—	—	—	(121)	(121)
Repurchases of shares	—	—	22	—	—	22
Share-based compensation	—	—	—	(203)	—	(203)
At June 30, 2023	37,298	154	220	936	(17,752)	20,854
At January 1, 2022	37,298	154	139	964	(19,646)	18,909
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	5,186	5,186
Transfer from other comprehensive income	—	—	—	—	13	13
Repurchases of shares	—	—	27	—	—	27
Share-based compensation	—	—	—	(137)	—	(137)
At June 30, 2022	37,298	154	168	827	(14,447)	23,998
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2022, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at June 30, 2023, are consistent with those used in the year ended December 31, 2022, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date. The movement of the derivative financial instruments between December 31, 2022 and June 30, 2023 is for the current assets a decrease of $8,821 million and for the current liabilities a decrease of $11,266 million.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
Shell plc            Unaudited Condensed Interim Financial Report            22

DEBT EXCLUDING LEASE LIABILITIES

$ million
	June 30, 2023	December 31, 2022
Carrying amount	56,779	56,152
Fair value¹	52,829	51,959
1.    Mainly determined from the prices quoted for these securities.
7. Other notes to the unaudited Condensed Consolidated Interim Financial Statements
Consolidated Statement of Income
Interest and other income

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
813	481	993	Interest and other income/(expenses)	1,294	257
			Of which:
599	500	144	Interest income	1,100	255
29	—	198	Dividend income (from investments in equity securities)	29	199
65	45	334	Net gains on sales and revaluation of non-current assets and businesses	110	527
7	(236)	166	Net foreign exchange gains/(losses) on financing activities	(229)	182
113	171	151	Other	284	(907)
Depreciation, depletion and amortisation

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
7,872	6,285	(348)	Depreciation, depletion and amortisation	14,157	5,947
			Of which:
5,708	5,697	5,608	Depreciation	11,404	10,997
2,490	589	153	Impairments	3,079	1,059
(326)	—	(6,109)	Impairment reversals	(326)	(6,109)
The impairments in the second quarter 2023 were mainly triggered by a change in the discount rate applied. Impairments recognised in the second quarter 2023 of $2,490 million pre-tax ($1,910 million post-tax) relate to an asset in Integrated Gas located in North America and various smaller impairments across segments. Impairments recognised in the first quarter 2023 of $589 million pre-tax ($453 million post-tax) mainly relate to an asset in Integrated Gas valued at fair value.
In the second quarter 2023, gains resulting from reversals of impairments recognised previously were recognised of $326 million pre-tax (second quarter 2022: $6,169 million pre-tax of which $6,109 million in depreciation, depletion and amortisation). The reversal in the second quarter 2023 relates to an Integrated Gas asset following reassessment of fair value (second quarter 2022: mainly triggered by revision of Shell's mid- and long-term commodity price assumptions).
For impairment testing purposes and potential reversal of impairments recognised previously, the respective carrying amounts of property, plant and equipment and intangible assets were compared with the higher of the fair value less cost to sell and their value in use. Cash flow projections used in the determination of value in use were made using management’s forecasts of commodity prices, market supply and demand, operational and capital expenditures, potential costs associated with operational GHG emissions and expected production volumes. The discount rate applied was subject to change in the second quarter 2023, triggered by increasing risk free rates. The discount rate applied is based on a nominal post-tax weighted average cost of capital (WACC) of 7.5% (2022: 6.5%) except for the Renewables and Energy Solutions segment where a nominal post-tax WACC of 6.0% (2022: 5.0%) is applied.
Oil and gas price assumptions applied for impairment testing in Integrated Gas and Upstream are reviewed and, where necessary, adjusted on a periodic basis. Reviews include comparison with available market data and forecasts that reflect developments in demand such as global economic growth, technology efficiency, and policy measures. Factors impacting supply include consideration of investment and resource potential, cost of development of new supply, and behaviour of major resource holders. The near-term commodity price assumptions applied in the relevant impairment testing in the second quarter 2023 were as follows:
Shell plc            Unaudited Condensed Interim Financial Report            23

Commodity price assumptions [A]	2024	2025	2026	2027
Brent crude oil ($/b)	70	70	70	74
Henry Hub natural gas ($/MMBtu)	4.00	4.00	4.00	4.21
[A] Money of the day.
For periods after 2027, the real-term price assumptions applied were $70 per barrel (/b) for Brent crude oil and $4.00 per million British thermal units (/MMBtu) for Henry Hub natural gas.
Condensed Consolidated Balance Sheet
Goodwill

$ million
	June 30, 2023	December 31, 2022
Goodwill	17,655	16,039
Goodwill as at June 30, 2023, includes $1,464 million goodwill recognised in the first quarter 2023, related to the acquisition of Nature Energy Biogas A/S. The accounting is provisional and is expected to be completed in 2023.
Deferred tax

$ million
	June 30, 2023	December 31, 2022
Non-current assets
Deferred tax	6,238	7,815
Non-current liabilities
Deferred tax	15,955	16,186
Net deferred liability	(9,717)	(8,371)
The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction, where this is permitted. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.
Shell's net deferred tax position was a liability of $9,717 million at June 30, 2023 (December 31, 2022: $8,371 million). The net increase in the net deferred tax liability is mainly driven by a reduction of the deferred tax asset due to the utilisation of deferred tax.
Assets classified as held for sale

$ million
	June 30, 2023	December 31, 2022
Assets classified as held for sale	417	2,851
Liabilities directly associated with assets classified as held for sale	6	1,395
The major class of assets classified as held for sale at June 30, 2023, is Property, plant and equipment ($337 million; December 31, 2022: $2,526 million).
Non-controlling interest

$ million
	June 30, 2023	December 31, 2022
Non-controlling interest	1,633	2,125
The change in non-controlling interest is mainly driven by dividend payments to non-controlling shareholders during the second quarter 2023.

Consolidated Statement of Cash Flows
Cash flow from operating activities - Other

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
954	(330)	1,706	Other	624	3,582
Cash flow from operating activities - Other for the second quarter 2023 includes $764 million of net inflows (first quarter 2023: $69 million net outflows; second quarter 2022: $685 million net inflows) due to the timing of payments relating to emissions and biofuel programmes in Europe and North America.
Other investing cash inflows

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
1,908	700	293	Other investing cash inflows	2,607	1,046
Other investing cash inflows in the second quarter 2023 mainly relate to repayments of short-term debt securities and short-term loans.

8. Post-balance sheet events
On July 25, 2023, Shell announced the agreement to sell its participating interest in Indonesia’s Masela Production Sharing Contract (“Masela PSC”) to Indonesia’s PT Pertamina Hulu Energi and PETRONAS Masela Sdn. Bhd. The sale concerns Shell's participating interest of 35% in the Masela PSC, which includes the Abadi gas project. The base consideration for the sale is $325 million in cash with an additional contingent amount of $325 million to be paid when the final investment decision is taken on the Abadi gas project. The transaction has an effective date of January 1, 2023 and is targeted to be completed in the third quarter 2023, subject to completion of conditions, which include among others, regulatory approval to be obtained from the Indonesia’s Ministry of Energy and Mineral Resources.

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings and Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”)
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest.
We define “Adjusted EBITDA” as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.
Adjusted earnings

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
3,134	8,709	18,040	Income/(loss) attributable to Shell plc shareholders	11,843	25,156
326	481	(1,363)	Add: Current cost of supplies adjustment attributable to Shell plc shareholders[1]	807	(3,453)
			Of which:
49	119	(299)	Marketing	167	(505)
277	363	(1,064)	Chemicals and Products	640	(2,949)
3,460	9,190	16,677	CCS earnings attributable to Shell plc shareholders[1]	12,650	21,703
			Of which:
754	2,410	8,103	Integrated Gas	3,164	11,183
1,586	2,779	6,391	Upstream	4,365	9,486
970	1,137	836	Marketing	2,107	1,000
349	1,799	2,131	Chemicals and Products	2,148	3,203
530	2,200	(173)	Renewables and Energy Solutions	2,729	(1,709)
(701)	(1,064)	(529)	Corporate	(1,765)	(1,264)
(27)	(72)	(82)	Less: Non-controlling interest	(99)	(196)
(1,613)	(456)	5,205	Less: Identified items attributable to Shell plc shareholders	(2,069)	1,101
			Of which:
(1,744)	(2,506)	4,346	Integrated Gas	(4,250)	3,332
(98)	(21)	1,479	Upstream	(120)	1,124
76	262	85	Marketing	338	(487)
(100)	22	96	Chemicals and Products	(78)	1
301	1,810	(898)	Renewables and Energy Solutions	2,112	(2,778)
(48)	(24)	97	Corporate	(72)	(90)
—	—	—	Less: Non-controlling interest	—	—
5,073	9,646	11,472	Adjusted Earnings	14,720	20,601
			Of which:
2,498	4,917	3,758	Integrated Gas	7,415	7,850
1,684	2,801	4,912	Upstream	4,485	8,362
894	874	751	Marketing	1,768	1,488
450	1,777	2,035	Chemicals and Products	2,226	3,203
228	389	725	Renewables and Energy Solutions	617	1,069
(654)	(1,039)	(626)	Corporate	(1,693)	(1,174)
(27)	(72)	(82)	Less: Non-controlling interest	(99)	(196)
1 See Note 2 “Segment information”.

Adjusted EBITDA

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
5,073	9,646	11,472	Adjusted Earnings	14,720	20,601
27	72	82	Add: Non-controlling interest	99	196
2,813	5,118	5,248	Add: Taxation charge/(credit) excluding tax impact of identified items	7,932	8,966
			Of which:
831	1,095	1,320	Integrated Gas	1,926	2,215
1,688	2,864	3,004	Upstream	4,552	5,496
243	265	313	Marketing	509	506
(48)	380	428	Chemicals and Products	333	543
101	168	205	Renewables & Energy Solutions	269	300
(2)	345	(22)	Corporate	343	(94)
5,708	5,697	5,608	Add: Depreciation, depletion and amortisation excluding impairments	11,404	10,997
			Of which:
1,447	1,440	1,381	Integrated Gas	2,887	2,690
2,778	2,809	3,037	Upstream	5,587	5,931
454	434	379	Marketing	888	764
914	898	726	Chemicals and Products	1,812	1,440
110	112	81	Renewables & Energy Solutions	221	164
4	4	4	Corporate	9	8
203	235	189	Add: Exploration well write-offs	439	268
			Of which:
23	—	52	Integrated Gas	23	52
180	235	137	Upstream	415	216
1,210	1,164	695	Add: Interest expense excluding identified items	2,373	1,406
			Of which:
29	30	18	Integrated Gas	59	36
120	133	83	Upstream	253	150
12	4	9	Marketing	16	18
(5)	3	3	Chemicals and Products	(2)	13
1	1	2	Renewables and Energy Solutions	2	2
1,053	992	580	Corporate	2,046	1,187
599	500	144	Less: Interest income	1,100	255
			Of which:
1	—	—	Integrated Gas	1	—
3	5	5	Upstream	8	9
—	—	—	Marketing	—	—
11	9	8	Chemicals and Products	20	8
2	1	(1)	Renewables and Energy Solutions	4	—
582	485	132	Corporate	1,067	238
14,435	21,432	23,150	Adjusted EBITDA	35,867	42,177
			Of which:
4,827	7,482	6,529	Integrated Gas	12,309	12,844
6,447	8,837	11,167	Upstream	15,284	20,144
1,604	1,578	1,452	Marketing	3,181	2,775
1,300	3,050	3,184	Chemicals and Products	4,350	5,191
438	668	1,013	Renewables and Energy Solutions	1,106	1,534
(180)	(183)	(197)	Corporate	(363)	(310)

Identified items
Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements on certain deferred tax balances, and other items. Identified items in the table below are presented on a net basis.
IDENTIFIED ITEMS

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
			Identified items included in Income/(loss) before taxation
65	45	351	Divestment gains/(losses)	110	544
(2,164)	(592)	6,016	Impairment reversals/(impairments)	(2,757)	3,496
(24)	(10)	(11)	Redundancy and restructuring	(33)	48
—	(24)	(334)	Provisions for onerous contracts	(24)	(537)
130	551	1,114	Fair value accounting of commodity derivatives and certain gas contracts	681	(175)
(142)	208	248	Other	66	(1,039)
(2,136)	178	7,384	Total identified items included in Income/(loss) before taxation	(1,958)	2,336
(523)	635	2,179	Less: total identified items included in Taxation charge/(credit)	112	1,235
			Identified items included in income/(loss) for the period
50	67	205	Divestment gains/(losses)	117	366
(1,661)	(457)	4,276	Impairment reversals/(impairments)	(2,117)	1,747
(17)	(5)	(5)	Redundancy and restructuring	(21)	54
—	(18)	(314)	Provisions for onerous contracts	(18)	(504)
46	(114)	1,014	Fair value accounting of commodity derivatives and certain gas contracts	(68)	237
45	14	(218)	Impact of exchange rate movements on tax balances	60	(50)
(77)	55	247	Other	(22)	(749)
(1,613)	(456)	5,205	Impact on CCS earnings	(2,069)	1,101
			Of which:
(1,744)	(2,506)	4,346	Integrated Gas	(4,250)	3,332
(98)	(21)	1,479	Upstream	(120)	1,124
76	262	85	Marketing	338	(487)
(100)	22	96	Chemicals and Products	(78)	1
301	1,810	(898)	Renewables and Energy Solutions	2,112	(2,778)
(48)	(24)	97	Corporate	(72)	(90)
—	—	—	Impact on CCS earnings attributable to non-controlling interest	—	—
(1,613)	(456)	5,205	Impact on CCS earnings attributable to Shell plc shareholders	(2,069)	1,101
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items included in Income/(loss) before taxation in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
4,614	6,161	6,677	Capital expenditure	10,774	10,914
			Of which:
803	697	883	Integrated Gas	1,500	1,696
1,936	1,752	2,776	Upstream	3,688	4,326
656	2,677	1,499	Marketing	3,332	1,969
663	610	1,226	Chemicals & Products	1,274	2,221
483	375	272	Renewables & Energy Solutions	858	661
72	50	21	Corporate	122	40
436	307	264	Investments in joint ventures and associates	743	1,019
			Of which:
286	116	36	Integrated Gas	401	86
93	118	81	Upstream	211	239
14	8	120	Marketing	23	123
3	2	–	Chemicals & Products	6	2
46	46	26	Renewables & Energy Solutions	91	568
(6)	16	–	Corporate	10	1
80	33	83	Investments in equity securities	114	156
			Of which:
–	–	–	Integrated Gas	–	–
–	–	–	Upstream	–	–
–	–	–	Marketing	–	–
2	–	–	Chemicals & Products	2	1
27	19	24	Renewables & Energy Solutions	46	77
51	14	60	Corporate	65	78
5,130	6,501	7,024	Cash capital expenditure	11,631	12,088
			Of which:
1,089	813	919	Integrated Gas	1,901	1,782
2,029	1,870	2,858	Upstream	3,899	4,565
670	2,685	1,620	Marketing	3,355	2,092
669	613	1,226	Chemicals and Products	1,281	2,224
556	440	321	Renewables and Energy Solutions	996	1,307
117	81	81	Corporate	198	118
D.    Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis, both adjusted for after-tax interest expense.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.
ROACE on a Net income basis
In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q2 2023	Q1 2023	Q2 2022
Income - current and previous three quarters	29,242	44,327	36,844
Interest expense after tax - current and previous three quarters	2,941	2,594	2,397
Income before interest expense - current and previous three quarters	32,183	46,920	39,241
Capital employed – opening	278,039	265,581	271,319
Capital employed – closing	276,460	280,672	278,039
Capital employed – average	277,250	273,126	274,679
ROACE on a Net income basis	11.6%	17.2%	14.3%
ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q2 2023	Q1 2023	Q2 2022
Adjusted Earnings - current and previous three quarters (Reference A)	33,988	40,387	31,122
Add: Income/(loss) attributable to NCI - current and previous three quarters	247	426	675
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	105	(19)	(260)
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	15	15	(11)
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	34,325	40,778	31,548
Add: Interest expense after tax - current and previous three quarters	2,941	2,594	2,397
Adjusted Earnings plus NCI excluding identified items before interest expense - current and previous three quarters	37,265	43,372	33,945
Capital employed - average	277,250	273,126	274,679
ROACE on an Adjusted Earnings plus NCI basis	13.4%	15.9%	12.4%
E.    Gearing and Net debt
Gearing is a measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

$ million	Quarters
	June 30, 2023	March 31, 2023	June 30, 2022
Current debt	12,114	9,044	6,521
Non-current debt	72,252	76,098	77,220
Total debt	84,366	85,142	83,741
Of which lease liabilities	27,587	27,797	27,032
Add: Debt-related derivative financial instruments: net liability/(asset)	2,773	2,740	2,882
Add: Collateral on debt-related derivatives: net liability/(asset)	(1,736)	(1,583)	(1,296)
Less: Cash and cash equivalents	(45,094)	(42,074)	(38,970)
Net debt	40,310	44,224	46,357
Add: Total equity	192,094	195,530	194,299
Total capital	232,404	239,754	240,655
Gearing	17.3%	18.4%	19.3%
F.    Operating expenses and Underlying operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
6,041	6,008	6,359	Production and manufacturing expenses	12,049	12,389
			Of which:
1,082	1,135	1,462	Integrated Gas	2,217	2,541
2,095	2,231	2,439	Upstream	4,326	4,862
195	235	192	Marketing	430	488
2,069	1,875	1,759	Chemicals & Products	3,944	3,498
598	519	473	Renewables & Energy Solutions	1,117	963
3	13	34	Corporate	15	37
3,314	3,051	2,924	Selling, distribution and administrative expenses	6,365	6,163
			Of which:
45	25	57	Integrated Gas	71	128
58	57	48	Upstream	115	132
2,051	1,796	1,627	Marketing	3,847	3,440
787	822	858	Chemicals & Products	1,608	1,773
257	244	223	Renewables & Energy Solutions	501	445
116	106	111	Corporate	222	246
297	253	264	Research and development	550	452
			Of which:
26	29	24	Integrated Gas	54	46
122	108	142	Upstream	230	214
68	56	38	Marketing	124	87
52	40	35	Chemicals & Products	92	67
29	21	25	Renewables & Energy Solutions	50	38
—	—	—	Corporate	—	—
9,653	9,312	9,547	Operating expenses	18,964	19,004
			Of which identified items:
(23)	(9)	(10)	Redundancy and restructuring (charges)/reversal	(31)	49
(23)	(10)	(267)	(Provisions)/reversal	(33)	(384)
—	—	—	Other	—	(143)
(45)	(19)	(277)	Total identified items	(64)	(478)
9,607	9,293	9,270	Underlying operating expenses	18,900	18,526
G.    Free cash flow and Organic free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
15,130	14,159	18,655	Cash flow from operating activities	29,289	33,470
(3,015)	(4,238)	(6,207)	Cash flow from investing activities	(7,253)	(10,481)
12,116	9,921	12,448	Free cash flow	22,037	22,989
480	1,738	838	Less: Divestment proceeds (Reference I)	2,218	1,546
2	—	—	Add: Tax paid on divestments (reported under "Other investing cash outflows")	2	—
166	2,147	2,060	Add: Cash outflows related to inorganic capital expenditure[1]	2,313	2,573
11,804	10,331	13,670	Organic free cash flow[2]	22,135	24,017
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities and cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
15,130	14,159	18,655	Cash flow from operating activities	29,289	33,470
			Of which:
3,628	6,286	8,176	Integrated Gas	9,914	14,619
4,519	5,808	8,110	Upstream	10,327	14,074
1,412	1,086	(454)	Marketing	2,498	(984)
2,110	2,290	2,728	Chemicals and Products	4,401	6,402
3,192	1,091	(558)	Renewables and Energy Solutions	4,283	(1,017)
269	(2,403)	652	Corporate	(2,134)	375
1,171	4,217	(6,833)	(Increase)/decrease in inventories	5,389	(11,747)
8,289	5,943	(4,066)	(Increase)/decrease in current receivables	14,231	(14,071)
(4,619)	(10,932)	6,656	Increase/(decrease) in current payables	(15,552)	14,150
4,840	(772)	(4,243)	(Increase)/decrease in working capital	4,068	(11,667)
10,290	14,931	22,898	Cash flow from operating activities excluding working capital movements	25,221	45,138
I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Quarters			$ million	Half year
Q2 2023	Q1 2023	Q2 2022		2023	2022
362	1,479	783	Proceeds from sale of property, plant and equipment and businesses	1,841	1,340
100	257	51	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	357	190
18	2	4	Proceeds from sale of equity securities	20	16
480	1,738	838	Divestment proceeds	2,218	1,546

PRINCIPAL RISKS AND UNCERTAINTIES
The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Accounts (pages 15 to 26) and Form 20-F (pages 21 to 30) for the year ended December 31, 2022 and are summarised below. There are no material changes expected in those Risk Factors for the remaining 6 months of the financial year.
STRATEGIC RISKS
•We are exposed to macroeconomic risks including fluctuating prices of crude oil, natural gas, oil products and chemicals.
•Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the accuracy of our price assumptions.
•Our ability to achieve our strategic objectives depends on how we react to competitive forces.
•Rising concerns about climate change and effects of the energy transition could continue to lead to a fall in demand and potentially lower prices for fossil fuels. Climate change could also have a physical impact on our assets and supply chains. This risk may also lead to additional legal and/or regulatory measures, resulting in project delays or cancellations, potential additional litigation, operational restrictions and additional compliance obligations.
•Investments in our low-carbon products and services may not achieve expected returns.
•We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. We and our joint arrangements and associates also face the risk of litigation and disputes worldwide.
OPERATIONAL RISKS
•Russia's invasion of Ukraine has affected the safety and security of our people and operations in these and neighbouring countries. The resulting sanctions and export controls and the evolving geopolitical situation have caused wide-ranging challenges to our operations which could continue in the medium to longer term.
•The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules. This means subsequent downward adjustments are possible.
•Our future hydrocarbon production depends on the delivery of large and integrated projects and our ability to replace proved oil and gas reserves.
•The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.
•A further erosion of the business and operating environment in Nigeria could have a material adverse effect on us.
•An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources or access capital markets, and on our licence to operate.
•We rely heavily on information technology systems in our operations.
•Our business exposes us to risks of social instability, criminality, civil unrest, terrorism, piracy, cyber disruption and acts of war that could have a material adverse effect on our operations.
•Production from the Groningen field in the Netherlands causes earthquakes that affect local communities.
•We are exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange risk and credit risk. We are affected by the global macroeconomic environment and the conditions of financial and commodity markets.
•Our future performance depends on the successful development and deployment of new technologies that provide new products and solutions.
•We have substantial pension commitments, the funding of which is subject to capital market risks and other factors.
•We mainly self-insure our hazard risk exposures. Consequently, we could incur significant financial losses from different types of risks that are not insured with third-party insurers.
•Many of our major projects and operations are conducted in joint arrangements or with associates. This could reduce our degree of control and our ability to identify and manage risks.
CONDUCT AND CULTURE RISKS
•We are exposed to regulatory and conduct risk in our trading operations.

•Violations of antitrust and competition laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
•Violations of anti-bribery, tax-evasion and anti-money laundering laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
•Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
•Violations of trade compliance laws and regulations, including sanctions, carry fines and expose us and our employees to criminal proceedings and civil suits.
OTHER (generally applicable to an investment in securities)
•The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.
2023 PORTFOLIO DEVELOPMENTS
Integrated Gas
In July 2023, we agreed to sell our participating interest of 35% in Indonesia's Masela Production Sharing Contract to Indonesia’s PT Pertamina Hulu Energi and PETRONAS Masela Sdn. Bhd. The participating interest includes the Abadi gas project.
Upstream
In February 2023, we completed the previously announced sale of our 100% interest in Shell Onshore Ventures LLC which holds a 51.8% membership interest in Aera Energy LLC, based in the USA, to IKAV.
In February 2023, we announced the commencement of production at the Shell-operated Vito floating production facility in the US Gulf of Mexico, owned by Shell Offshore Inc. (63.1%) and Equinor (36.9%).
In March 2023, we announced the completion of the withdrawal from our 50% interest in the Salym project in Russia, which had been jointly developed with Gazprom Neft, a subsidiary of Gazprom.
In March 2023, we completed the previously announced sale of our stake in two offshore production-sharing contracts in Malaysia's Baram Delta to Petroleum Sarawak Exploration & Production Sdn. Bhd.
In April 2023, we completed the restart of operations at the Pierce field in the UK North Sea after a major redevelopment to enable gas production, after years of the field producing only oil. Pierce is a joint arrangement between Shell (92.52%) and Ithaca Energy (UK) Limited (7.48%).
Marketing
In February 2023, we completed the acquisition of 100% of the shares of Nature Energy Biogas A/S, based in Denmark.

CAUTIONARY STATEMENT
All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Interim Financial Report, “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Interim Financial Report refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking Statements
This Unaudited Condensed Interim Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Interim Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Interim Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2022 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Interim Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Interim Financial Report, July 27, 2023. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Interim Financial Report.
Shell’s Net Carbon Intensity
Also, in this Unaudited Condensed Interim Financial Report we may refer to Shell’s “Net Carbon Intensity”, which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Intensity” is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-Zero Emissions Target
Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Intensity (NCI) targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCI target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward-Looking Non-GAAP measures
This Unaudited Condensed Interim Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Interim Financial Report do not form part of this Unaudited Condensed Interim Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Interim Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
July 27, 2023
The information in this announcement reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Caroline J.M. Omloo, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Half yearly financial reports and audit reports / limited reviews; Inside Information

APPENDIX
LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED JUNE 30, 2023
▪Cash and cash equivalents increased to $45.1 billion at June 30, 2023, from $42.1 billion at March 31, 2023.
▪Cash flow from operating activities was an inflow of $15.1 billion for the second quarter 2023, which included a positive working capital movement of $4.8 billion.
▪Cash flow from investing activities was an outflow of $3.0 billion for the second quarter 2023, mainly driven by capital expenditure of $4.6 billion partly offset by other investing cash inflows of $1.9 billion.
▪Cash flow from financing activities was an outflow of $9.0 billion for the second quarter 2023, mainly driven by repurchases of shares of $3.6 billion, dividend payments to Shell plc shareholders of $2.0 billion and debt repayments of $1.8 billion.
▪Total current and non-current debt decreased to $84.4 billion at June 30, 2023, compared with $85.1 billion at March 31, 2023. Total debt excluding lease liabilities decreased by $0.6 billion and the carrying amount of lease liabilities decreased by $0.2 billion. In the second quarter 2023, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $2.0 billion in the second quarter 2023, compared with $1.9 billion in the second quarter 2022.
▪Dividends of $0.3310 per share are announced on July 27, 2023, in respect of the second quarter 2023. These dividends are payable on September 18, 2023.
LIQUIDITY AND CAPITAL RESOURCES FOR THE SIX MONTHS ENDED JUNE 30, 2023
▪Cash and cash equivalents increased to $45.1 billion at June 30, 2023, from $39.0 billion at June 30, 2022.
▪Cash flow from operating activities was an inflow of $29.3 billion for the first half 2023, which included a positive working capital movement of $4.1 billion.
▪Cash flow from investing activities was an outflow of $7.3 billion for the for the first half 2023, mainly driven by capital expenditure of $10.8 billion and other investing cash outflows of $1.4 billion, partly offset by other investing cash inflows of $2.6 billion and proceeds from sale of property, plant and equipment and businesses of $1.8 billion.
▪Cash flow from financing activities was an outflow of $17.4 billion for for the first half 2023, mainly driven by repurchases of shares of $7.9 billion, debt repayments of $3.2 billion, and dividend payments to Shell plc shareholders of $4.0 billion.
▪Total current and non-current debt increased to $84.4 billion at June 30, 2023, compared with $83.7 billion at June 30, 2022. Total debt excluding lease liabilities increased by $0.1 billion and the carrying amount of lease liabilities increased by $0.6 billion. In the first half of 2023, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $4.0 billion in the in the first half 2023, compared with $3.8 billion in the first half 2022.

CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at June 30, 2023. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
June 30, 2023
Equity attributable to Shell plc shareholders	190,461

Current debt	12,114
Non-current debt	72,252
Total debt[A]	84,366
Total capitalisation	274,827
[A] Of the total carrying amount of debt at June 30, 2023, $56.0 billion was unsecured, $28.4 billion was secured and $51.4 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Shell plc with its debt guaranteed by Shell plc (December 31, 2022: $51.0 billion).